Goodwin Procter llp The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jessica Dickerson, Chris Edwards, Tara Harkins and Sasha Parikh

Re:	Aerovate Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 22, 2025
File No. 333-283562

Ladies and Gentlemen,

On behalf of Aerovate Therapeutics, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated February 18, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4/A (the “First Amended Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Second Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	In the second paragraph on the prospectus cover page, you disclose what will happen to each share of Jade common stock (including the shares to be issued in the Jade Pre-Closing Financing) and each share of Jade Series Seed Convertible Preferred Stock upon consummation of the merger. Please also disclose what will happen to the Jade pre-funded warrants to be issued in the Jade Pre-Closing Financing. In this regard, we note your disclosure on page 5 that the Jade pre-funded warrants will be exchanged for Aerovate pre-funded warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2025

2.	The description of Proposal 1 appears to contemplate the approval of two different actions. Specifically, it appears to contemplate (i) approval of the issuance of shares and (ii) approval of the change of control. Please revise the description of the proposal to clarify, if true, that Proposal 1 covers one action (i.e., the issuance of shares), which will (i) represent more than 20% of the shares of your common stock outstanding immediately prior to the Merger and (ii) result in a change of control. Please make similar revisions throughout the proxy statement prospectus as appropriate. Alternatively, tell us why you do not believe these revisions are appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page, in the Notice of Special Meeting of Stockholders In Lieu of an Annual Meeting of Stockholders, and on pages 3, 108 and 195 of the Second Amended Registration Statement in response to the Staff’s comment.

Questions and Answers about the Merger

Why am I receiving this proxy statement/prospectus?, page 2

3.	In the second bullet point, you state that the proxy statement/prospectus serves as a prospectus of Aerovate used to offer shares of Aerovate common stock, including shares issuable upon the exercise of Aerovate pre-funded warrants and shares issuable upon the conversion of Aerovate Series A Preferred Stock, which will be issued in exchange for Jade pre-funded warrants and Jade Preferred Stock, respectively. Please tell us whether the prospectus also is being used to offer the Aerovate pre-funded warrants and the Aerovate Series A Preferred Stock or whether the issuance of such securities will be made in reliance on an exemption from registration. If the latter, please explain and provide us with your analysis as to the appropriateness of registering the primary issuance of the shares underlying such securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the proxy statement/prospectus included in the Second Amended Registration Statement is being used to offer shares of Aerovate common stock, including those issuable upon the exercise of Aerovate pre-funded warrants and the conversion of Aerovate Series A Preferred Stock. The issuance of Aerovate pre-funded warrants and Aerovate Series A Preferred Stock will not be made in reliance on an exemption from registration. Instead, these securities are being registered under the Securities Act as part of the Form S-4 registration statement. In accordance with the SEC Division of Corporation Finance, Compliance and Disclosure Interpretations, Section 139. 2 Securities Act Section 5, Q. 139.01 (Aug. 14, 2009), the underlying securities must (emphasis added) be registered at the time of the offer and sale of convertible securities or warrants if such securities are convertible or exercisable within one year. The Aerovate pre-funded warrants and Aerovate Series A Preferred Stock are exercisable or convertible within one year, respectively. Therefore, the shares of Aerovate common stock issuable upon the exercise of the pre-funded warrants and the conversion of the Series A Preferred Stock are being registered concurrently with the offer and sale of these securities.

Securities and Exchange Commission

February 24, 2025

In addition, the Company respectfully advises the Staff that it has revised the disclosure on pages i, 3 and 129 of the Second Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that it has revised footnote (1) to the filing fee table filed as Exhibit 107 to the Second Amended Registration Statement to clarify that the securities being registered include the shares of Aerovate common stock underlying the Aerovate pre-funded warrants and Aerovate Series A Preferred Stock.

What is the Jade Pre-Closing Financing?, page 2

4.	Please revise this section to disclose the conversion price for the convertible notes and the amount of the Jade Pre-Closing Financing that will be represented by the shares issued upon conversion of the convertible notes.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 3 of the Second Amended Registration Statement in response to the Staff’s comment regarding the conversion price for the convertible notes. The Company respectfully acknowledges the Staff’s comment regarding amount of the Jade Pre-Closing Financing that will be represented by the shares issued upon conversion of the convertible notes and advises the Staff that the requested disclosure was previously included on page 2 of the Amended Registration Statement. The Company respectfully directs the Staff to the language set forth on page 3 of the Second Amended Registration Statement, which is as follows (emphasis added):

On October 30, 2024, concurrently with the execution and delivery of the Merger Agreement, Jade entered into the Securities Purchase Agreement with certain investors named therein, including, among others, Fairmount, Venrock Healthcare Capital Partners, and a large investment firm, with participation from Deep Track Capital, Braidwell LP, Driehaus Capital Management, Frazier Life Sciences, RA Capital Management, Great Point Partners, Soleus Capital, Avidity Partners, Blackstone Multi-Asset Investing, Logos Capital, Deerfield Management, OrbiMed, and Samsara BioCapital, pursuant to which such investors agreed to purchase shares of Jade common stock and pre-funded warrants to purchase shares of Jade common stock at an estimated purchase price of $5.9407 per share and $5.9406 per pre-funded warrant for an aggregate purchase price of approximately $300.0 million (which reflects the conversion of the previously issued $95 million of convertible notes).

Why is Aerovate seeking stockholder approval to issue shares..., page 4

5.	You state that you expect to issue approximately 1.06 million shares of your common stock, excluding shares underlying the Aerovate pre-funded warrants and the Aerovate Series A Preferred Stock to be issued in connection with the merger. To the extent known, please also disclose the number of shares of your common stock you expect to underly such securities or otherwise advise. In this regard, we note your disclosure regarding the Jade Pre-Closing Financing on page 310.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 5 of the Second Amended Registration Statement in response to the Staff’s comment.

Will the common stock of the Combined Company trade on an exchange?, page 5

6.	Given that the Nasdaq listing condition is waivable, please revise your disclosure to indicate whether recirculation or resolicitation of stockholders will occur prior to the vote if the listing application is not approved but the condition is waived. If stockholders will not have certainty regarding the listing of the combined company's shares at the time they are asked to vote, please clarify this fact. Please also provide risk factor disclosure that addresses the potential consequences of the parties waiving the condition and the closing occurring without the Nasdaq listing, including but not limited to the liquidity implications thereof.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page and pages 6 and 29 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2025

What happens if I do not return a proxy card..., page 7

7.	You state that the failure to return a proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 5, 6 and 7 and will have the effect of a vote “AGAINST” Proposal Nos. 2, 3 and 4. Please revise your disclosure to clarify how proxies will vote shares represented by a validly signed and returned proxy card that is not completed. In this regard, we note your disclosures in your discussions of the proposals that, unless otherwise instructed, it is the intention of the proxies to vote shares represented by properly executed proxy cards "FOR" each of the proposals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 8–9 of the Second Amended Registration Statement in response to the Staff’s comment.

May I attend the Aerovate Special Meeting and vote in person?, page 7

8.	To the extent applicable, please disclose how stockholders who hold their shares in "street name" may attend the special meeting and vote in person.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 9 of the Second Amended Registration Statement in response to the Staff’s comment.

What are the material U.S. federal income tax considerations of the Merger..., page 8

9.	You state that there will be no U.S. federal income tax considerations to your stockholders as a result of the merger. To the extent applicable, please briefly address any U.S. federal income tax considerations to your stockholders resulting from the cash payments to be made to your stockholders for the Aerovate ITM Options to be cancelled in connection with the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 10 and 149 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2025

Prospectus Summary

The Companies, page 10

10.	We note your discussion of JADE-001 on pages 10 and 11. Similar to your disclosure on page 235, please disclose here that you were founded by Fairmount Funds Management LLC in 2024 and launched to research and develop antibody candidates licensed from Paragon Therapeutics, Inc., an antibody discovery engine founded by Fairmount. In addition, your revised disclosure should:

•	specifically disclose that you license JADE-001 from Paragon and that you have an unexercised option to license JADE-002 and JADE-003 from Paragon;

•	identify Fairmount and Paragon as related parties; and

•	include a cross reference to a more fulsome discussion of your relationship, and the nature of these arrangements, with Paragon.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 12–13 of the Second Amended Registration Statement in response to the Staff’s comment.

The Special Meeting of Aerovate Stockholders

Required Vote, page 98

11.	In the second sentence, you state that abstentions and broker non-votes will be counted towards a quorum. However, in the second paragraph, you state that abstentions and broker non-votes will not be treated as shares present for the purpose of a quorum for the transaction of business at the special meeting. Please revise your disclosures to reconcile this apparent inconsistency or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 111-112 of the Second Amended Registration Statement in response to the Staff’s comment.

The Merger

Aerovate's Reasons for the Merger, page 108

12.	We note that one of the factors considered by your board of directors in support of its decision to approve the merger agreement included the board’s conclusion that the merger would provide your existing stockholders a "significant opportunity" to participate in the potential growth of the combined company following the merger. Please revise your disclosure to clarify what you mean by "significant opportunity." In this regard, we note that your existing stockholders will in the aggregate hold approximately 1.6% of the fully-diluted shares of your common stock immediately following the merger, a substantially smaller percentage than proposed by the other counterparties discussed in the "Background of the Transaction."

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 14 and 124 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2025

Opinion of Aerovate's Financial Advisor, page 114

13.	We note your statement on page 115 that, in connection with the Lucid Opinion, Lucid (i) reviewed certain pro forma financial effects of the merger and (ii) reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year and whether concurrent capital raised would sufficiently cover select programs, reports, and other information concerning Jade provided by Jade. However, we do not see disclosure of these projections in the discussion regarding the Lucid Opinion. Please provide us with your analysis as to whether these projections are material. In your analysis, tell us whether these projections were used or relied upon by your board of directors or Lucid in reaching the fairness determination, whether they affected the merger consideration, exchange ratio or other material terms of the transaction during negotiations, and how the projections relate to the merger consideration. Alternatively, revise your discussion to disclose the projections.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Lucid did not review any pro forma financial effects of the merger and Jade's management did not provide Lucid with financial forecasts or projections regarding Jade's business beyond an estimate of cash burn, which estimate is disclosed on pages 131, 333 and 340 of the Second Amended Registration Statement, and therefore neither the Company's board of directors nor Lucid relied on any projections beyond the estimated cash burn in reaching the fairness decision or negotiating the merger consideration. Accordingly, the Company has revised the disclosure on page 131 of the Second Amended Registration Statement in response to the Staff's comment.

Interests of Jade Directors and Executive Officers in the Merger

Frohlich and King Anti-Dilution Provisions, page 127

14.	We note your disclosure regarding the anti-dilution rights held by Tom Frohlich and Andrew King, including that the rights are applicable until Jade has raised an aggregate of $200 million in financing. Please disclose whether the Jade Pre-Closing Financing will trigger and/or extinguish these rights. If the Jade Pre-Closing Financing will trigger these rights, disclose the approximate number of options, and any applicable terms thereof, expected to be issued to Tom Frohlich and Andrew King pursuant to these rights.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 143 of the Second Amended Registration Statement in response to the Staff’s comment.

U.S. Federal Income Tax Considerations of the Merger, page 130

15.	We note your disclosure that each of Jade and Aerovate "intends" that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. Please revise to clearly state whether the transaction will qualify as a reorganization, include an opinion of counsel covering the material tax consequences of the merger and state that the disclosure in this section represents the opinion of counsel. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. Refer to Section III.C of Staff Legal Bulletin No. 19. Please also remove language assuming certain consequences (e.g., assuming that the merger constitutes a reorganization). For further guidance, refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in accordance with Section III of Staff Legal Bulletin No. 19, the Second Amended Registration Statement includes opinions of counsel from the Company and Jade covering the material tax consequences of the merger as Exhibit 8.1 and Exhibit 8.2, and that the Company has revised the applicable disclosures in the Second Amended Registration Statement on pages 10, 21 and 148.

Securities and Exchange Commission

February 24, 2025

Agreements Related to the Merger

Subscription Agreement, page 153

16.	To the extent not already described in this section, please revise your disclosure to briefly describe the material terms of the pre-funded warrants to be issued in connection with the merger transactions, including, for example, the exercise period and duration of the warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 172–173 of the Second Amended Registration Statement in response to the Staff’s comment.

Proposal No. 2 - The Reverse Stock Split Proposal, page 169

17.	In the second paragraph under "General" on page 169, you state that your board of directors may determine to effect the reverse stock split, if approved, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of your common stock pursuant to the Merger Agreement. However, in the second two paragraphs under "Required Vote" on page 174, you indicate that the reverse stock split cannot and will not be effected unless the Nasdaq Stock Issuance Proposal and the Authorized Share Increase Proposal are approved and the merger is consummated. Please revise your disclosures as appropriate to reconcile this apparent inconsistency. In addition, if the reverse stock split may be effected without consummation of the merger, clarify whether the Jade board of directors will still have input regarding the split ratio and in determining whether to effect the reverse stock split.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 203 of the Second Amended Registration Statement in response to the Staff’s comment.

Proposal No. 4 - The Redomestication Proposal

Interest of Certain Persons, page 199

18.	You state that others may allege, and stockholders should be aware, that the combined company’s directors and executive officers may be considered to have interests in the Nevada Redomestication that are different form, or in addition to, the interests of the stockholders generally. Please revise your disclosure to briefly describe these interests.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 232 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2025

Jade's Business

Overview, page 233

19.	On page 234, you state that Jade benefits from the availability of researchers, drug developers, and manufacturers with experience in monoclonal antibodies that it can access to support its efforts, subject to any restrictions related to intellectual property. Please revise your disclosures to clarify the nature of this "access," and describe how restrictions related to intellectual property may impact such access.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 277 of the Second Amended Registration Statement in response to the Staff’s comment.

20.	We note your references on page 235 to "accelerated approval." Please revise your disclosures where you discuss qualifying for accelerated approval to include balancing disclosure that an accelerated approval pathway may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that a product candidate will receive marketing approval.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 94 and 278 of the Second Amended Registration Statement in response to the Staff’s comment.

21.	Please balance the statement that JADE-001 has the potential to capture a sizable portion of what it estimates to be the $10 billion IgAN market with the fact that you have not begun clinical development of JADE-001 and that it will be several years before you will be able to commercialize JADE-001 if you are able to successfully complete clinical trials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 13 and 278 of the Second Amended Registration Statement in response to the Staff’s comment.

Jade's Strategy, page 236

22.	We note your disclosure in the second bullet point that Jade has commenced preclinical discovery with respect to its JADE-002 and JADE-003 programs. Given that Jade has not yet exercised its options to license the JADE-002 and JADE-003 targets from Paragon, please revise your disclosure as appropriate to clarify the nature and extent of these preclinical discovery activities, including to clarify Paragon’s involvement, if any, in such activities. For example, if true, disclose that, pursuant to the terms of the Paragon Option Agreement and a related Research Plan, Paragon is performing the preclinical discovery activities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 13 and 279–280 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2025

Jade's Collaboration, License and Services Agreements

Paragon Option Agreement, page 251

23.	We note your disclosures regarding the Paragon Option Agreement. Please revise your disclosures about the Paragon Option Agreement to clarify:

•	when the separate license agreement is pre-negotiated (e.g., when selecting a target or prior thereto or thereafter, before exercising an option, etc.); and

•	which multispecific antibodies and products are covered by the right of first negotiation described on pages 252 and 254.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 293, 340 and 358–359 of the Second Amended Registration Statement in response to the Staff’s comment.

JADE-001 License Agreement, page 253

24.	Please disclose whether the key terms of the License Agreement described in this section were "pre-negotiated," as suggested on pages 252, 296, and 311. If yes, clarify whether you expect the "pre-negotiated" terms to be consistent across all options under the Paragon Option Agreement, particularly JADE-002 and JADE-003.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 295, 342–343 and 360 of the Second Amended Registration Statement in response to the Staff’s comment.

25.	In the first paragraph, you state that the License Agreement gives Jade an "exclusive and sublicensable license" for "certain antibodies and products targeting APRIL." However, your disclosures throughout the proxy statement/prospectus indicate that Jade exercised an option, and entered into a license agreement, for JADE-001, which you identify as Jade’s initial product candidate. To the extent applicable, please revise your disclosures to clarify whether the exercised option extends beyond JADE-001 and/or a specific product candidate. If only the License Agreement extends beyond JADE-001 and/or a specific product candidate, please briefly describe the significance of the expanded scope of the agreement. In addition, revise your disclosures to address the following:

•	Clarify whether this exclusive license is limited to monospecific antibodies and products targeting APRIL. In this regard, we note that the License Agreement appears to include certain non-exclusive licenses covering multispecific antibodies and products.

Securities and Exchange Commission

February 24, 2025

•	To the extent applicable, disclose whether your right to sublicense the license is subject to any material restrictions under the License Agreement or otherwise (e.g., any right of first refusal or other material interest that Fairmount, Paragon, Parade, or any other related party may have with respect to any such sublicense).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 279, 293–296, 341, 343–344 and 359–361 of the Second Amended Registration Statement in response to the Staff’s comment.

26.	Please revise your disclosures to clarify who, under the License Agreement, has authority and control over the development, regulatory approval, manufacturing, and commercialization of JADE-001. Other than the License Agreement and to the extent not already disclosed, describe any material agreements or other arrangements governing these activities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 295, 343 and 360–361 of the Second Amended Registration Statement in response to the Staff’s comment.

Biologics Master Services Agreement, page 254

27.	You state that the WuXi Biologics MSA governs certain development activities and good manufacturing practice manufacturing and testing for the JADE-001 program, as well as future programs, on a work order basis. Please briefly describe the material obligations of WuXi Biologics (Hong Kong) under this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 296 and 344 of the Second Amended Registration Statement in response to the Staff’s comment.

Cell Line License Agreement, page 255

28.	You state that Jade, pursuant to the Cell Line License Agreement, received a non-exclusive, worldwide, sublicensable license to the WuXi Ireland Licensed Products. To the extent material, please revise your disclosure to clarify which, if any, of Jade’s product candidates are included in the WuXi Ireland Licensed Products, and clarify whether this license is necessary or otherwise material for Jade’s development and potential commercialization of JADE-001, JADE-001, or JADE-003.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 297 and 345 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2025

Aerovate Management's Discussion and Analysis Results of Operations, page 282

29.	In addition to the periods currently presented, please revise your disclosures to include a discussion of your results of operations for the fiscal years ended December 31, 2023 and 2022. Refer to Item 303(b) of Regulation S-K and Instruction 1 to paragraph (b).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 321–329 of the Second Amended Registration Statement in response to the Staff’s comment to include a discussion of the Company’s results of operations for the fiscal years ended December 31, 2024 and 2023. The Company respectfully advises the Staff that, since it is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act, it is required to provide only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Aerovate Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure.

Exhibits

30.	Please file the form of pre-funded warrant agreement for the Aerovate and Jade pre-funded warrants to be issued in connection with the merger transactions as exhibits or tell us why you do not believe such exhibits are required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the Form of Pre-Funded Warrant as Exhibit 4.4 to the Second Amended Registration Statement in response to the Staff’s comment.

*****

Securities and Exchange Commission

February 24, 2025

Please contact the undersigned at (212) 813-8800 or via email at eoconnor@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.
Goodwin Procter LLP

cc:	Timothy Noyes, Aerovate Therapeutics, Inc.
George Eldridge, Aerovate Therapeutics, Inc.
Tevia K. Pollard, Esq., Goodwin Procter LLP
Alicia M. Tschirhart, Esq., Goodwin Procter LLP
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP